Exhibit 13(i)

Fee Waiver Agreement

Allianz Funds

1345 Avenue of the Americas

New York, New York 10105

October 20, 2008

Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Ladies and Gentlemen:

This will confirm the agreement between the Allianz Funds (the “Trust”) and Allianz Global Investors Fund Management LLC (the “Manager”) as follows:

1.	The Trust and Manager wish to enter into a Fee Waiver Agreement (the “Agreement”) on the following terms.
2.	The Trust is an open-end management investment company which has multiple separate investment portfolios.
3.	This Agreement relates to the reorganization of RCM Biotechnology Fund into RCM Wellness Fund (formerly, RCM Healthcare Fund), each a series of the Trust (the “Merger”).
4.	The gross total expense ratio of RCM Wellness Fund without any waivers or reductions is 0.04% lower than that of RCM Biotechnology Fund; however, the Manager has voluntarily reduced the RCM Biotechnology Fund’s advisory fee by 0.10%, which absent the Merger, would continue until December 31, 2008.
5.	To ensure that shareholders of RCM Biotechnology Fund would not experience an immediate fee increase upon the closing of the Merger, the Manager has agreed to reduce the advisory fee for RCM Wellness Fund by 0.06% for the period from the closing of the Merger on October 20, 2008 through December 31, 2008.

If the foregoing correctly sets forth the agreement between the Trust and the Manager, please so indicate by signing and returning to the Manager the enclosed copy hereof.

Sincerely yours, ALLIANZ FUNDS

/s/ Thomas J. Fuccillo
Name: Thomas J. Fuccillo
Title: Vice President and Secretary

ACCEPTED AND AGREED TO:

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

/s/ Brian S. Shlissel
Name: Brian S. Shlissel Title: Executive Vice President